  Exhibit 99.1

High Tide to Present at Several Major International Cannabis and Investor Conferences

CALGARY, AB, April 13, 2026 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), the high-impact, retail-forward enterprise built to deliver real-world value across every component of cannabis, announced today that senior executives and advisors of the Company will speak on panels at several upcoming cannabis and investor conferences across North America and Europe.

High Tide Inc., April 13, 2026 (CNW Group/High Tide Inc.)

CONFERENCE & PANEL SCHEDULE

  Talman House
  Berlin – April 13, 2026 – Raj Grover
  A Shifting German Cannabis Landscape – 10:15 (GMT+2)
  International Cannabis Business Conference
  Berlin – April 14, 2026 – Raj Grover
  International Cannabis Investment Opportunities – 11:45 (GMT+2)

  Berlin – April 14, 2026 – Omar Khan
  Cannabis Advocacy and Lobbying – 15:45 (GMT+2)
  D. Boral Capital Conference
  New York – May 7, 2026 – Vahan Ajamian
  Cannabis Europa
  London – May 26, 2026 – Raj Grover
  Deal Flow & Due Diligence: Inside Europe's Next M&A Wave – 14:00 (GMT+1)

  TD Cowen Future of the Consumer Conference
  New York – June 2, 2026 – Vahan Ajamian – 9:30 (EDT)

  Planet MicroCap
  Las Vegas – June 17, 2026 – Raj Grover – 10:00 (EDT)

ABOUT HIGH TIDE

High Tide, Inc. is the leading community-grown, retail-forward cannabis enterprise engineered to unleash the full value of the world's most powerful plant. Its wholly owned subsidiary, Canna Cabana, is the second-largest cannabis retail brand globally. High Tide (HITI) is uniquely-built around the cannabis consumer, with wholly-diversified and fully-integrated operations across all components of cannabis, including:

Retail: Canna Cabana™ is the largest cannabis retail chain in Canada, with 220 domestic locations and 1 international location. The Company's Canadian bricks-and-mortar operations span British Columbia, Alberta, Saskatchewan, Manitoba, and Ontario, holding a growing 12% share of the market. In 2021, Canna Cabana became the first cannabis discount club retailer in the world. The Company also owns and operates multiple global e-commerce platforms offering accessories and hemp-derived CBD products. In 2025, the Company became the first North American cannabis operator to launch a bricks-and-mortar presence in Germany.

Medical Cannabis Distribution: Remexian Pharma GmbH is a leading German pharmaceutical company built for the purpose of importation and wholesale of medical cannabis products at affordable prices. Among all German medical cannabis procurers, Remexian has one of the most diverse reaches across the globe and is licensed to import from 19 countries including Canada.

High Tide consistently moves ahead of the currents, having been named one of Canada's Top Growing Companies by the Globe and Mail's Report on Business in 2025 for the fifth consecutive year and was recognized as a top 50 company by the TSX Venture Exchange (the "TSXV") in 2022, 2024 and 2025. High Tide was also ranked number one in the retail category on the Financial Times list of Americas' Fastest Growing Companies for 2023. To discover the full impact of High Tide, visit www.hightideinc.com. For investment performance, don't miss the High Tide profile pages on SEDAR+ and EDGAR.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CONTACT INFORMATION

Media Inquiries
Carter Brownlee
Communications and Public Affairs Advisor
High Tide Inc.
cbrownlee@hightideinc.com
403-770-3080

Investor Inquiries
Vahan Ajamian
Capital Markets Advisor
High Tide Inc.
vahan@hightideinc.com

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SOURCE High Tide Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/April2026/13/c2937.html

%CIK: 0001847409

CO: High Tide Inc.

CNW 06:00e 13-APR-26